LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

02 JUN 28 AM 11:52

Please reply to Fax No: 020 7880 5111
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02042290

14 June 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

pp Ann. E. Mantz
Company Secretary

dlw 7/3

cc. Mr. Brian Teitelbaum (Citibank)

13 June 200[illegible]

Laura Ashley Holdings plc

('the Company')

AGM Statement

Commenting at today's Annual General Meeting, Dr Khoo Kay Peng, Chairman of Laura Ashley announced that trading since the Preliminary results in May continues to be in line with expectations.

Enquiries:

David Cook	Laura Ashley CFO	020 7880 5100
Katya Reynier	Brunswick	020 7404 5959
Deborah Spencer		

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13 June 200:

Laura Ashley Holdings plc

('the Company')

AGM Statement

The Company is pleased to announce that all resolutions proposed at its Annual General Meeting held on 13 June 2002 were duly passed.

Enquiries:

Katya Reynier	Brunswick	020 7404 5959
Deborah Spencer		

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